Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-277267
LKQ DUTCH BOND B.V.
PRICING TERM SHEET
February 28, 2024
€750,000,000 4.125% Notes Due 2031

Issuer:	LKQ Dutch Bond B.V. (the “Company”)

Guarantors:	LKQ Corporation and certain U.S. subsidiaries

Trade Date:	February 28, 2024

Settlement Date (T+10)*:	March 13, 2024

Principal Amount:	€750,000,000

Coupon Rate:	4.125% per year

Interest Payment Dates:	Annually on each March 13, commencing on March 13, 2025

Maturity Date:	March 13, 2031

Price to Public:	99.375%

Yield to Maturity:	4.230%

Benchmark Bund:	DBR 0.000% due February 15, 2031

Benchmark Bund Price / Yield:	84.955% / 2.371%

Re-offer Spread to Benchmark Bund:	+185.9 bps

Mid-Swap Yield:	2.780%

Re-offer spread to Mid-Swap Yield:	+145 bps

Optional Redemption:
Prior to December 13, 2030 (the “Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the notes matured on the Par Call Date) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the comparable government bond rate plus 30 basis points, less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption on Change of Control Triggering Event:
If a change of control occurs with a subsequent ratings decline, the Company will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of notes on the record date to receive interest due on the interest payment date.

Redemption for Tax Reasons:
The Company may redeem the notes as a whole but not in part, at its option, in the event of certain changes in tax law that would require the Company or the guarantors, as applicable, to pay additional amounts to holders of the notes in respect of withholding taxes that cannot be prevented by taking reasonable measures available to the Company or the guarantors, as applicable, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to but excluding the date of redemption.

Additional Amounts:
Subject to certain exceptions and limitations, the Company or the guarantors, as applicable, will pay such additional amounts on the notes (or payments under the guarantees in respect thereof) as may be necessary so that the net amount received by each holder of the notes after all withholding or deductions, if any, will not be less than the amount the holder would have received in respect of such note (or payments under the guarantees in respect thereof) in the absence of such withholding or deduction.

CUSIP/Common Code/ISIN:	N5354JAA2 / 277736764 / XS2777367645

Offering Format:	SEC Registered

Listing:	The Company intends to apply to list the Notes on the Nasdaq Global Market

Expected Ratings**:	Baa3 / BBB- / BBB- (Moody’s/S&P/Fitch)

Denominations:	€100,000 x €1,000

Day Count Convention:	Actual/Actual (ICMA)

Joint Book-Running Managers:	BofA Securities Europe S.A. HSBC Continental Europe Wells Fargo Securities Europe S.A. BNP Paribas MUFG Securities (Europe) N.V. UniCredit Bank GmbH
*It is expected that delivery of the notes will be made to investors on or about March 13, 2024, which will be the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the delivery of the notes should consult their advisors.
**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company and LKQ Corporation have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Company and LKQ Corporation have filed with the SEC for more complete information about the Company, LKQ Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BofA Securities Europe S.A. at +33(0) 1 8770 0000; HSBC Continental Europe at +1 (866) 811-8049; and Wells Fargo Securities Europe S.A. at +33 (0) 1 85 14 06 62.
The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about March 13, 2024 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.
This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.
MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.
Relevant stabilization regulations including FCA/ICMA will apply.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.